September 13, 2024

John v. Moran, IV
Chief Financial Officer
Old National Bancorp
One Main Street
Evansville, IN 47708

        Re: Old National Bancorp
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 001-15817
Dear John v. Moran, IV:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
General

1. We note your presentation of numerous non-GAAP financial measures related to tangible common equity excluding AOCI and unrealized losses presented in Exhibits
99.1 to your
       Forms 8-K filed on February 12, 2024 and August 16, 2024. These measures appear to represent individually tailored accounting measures given that the adjustment to exclude
       AOCI or unrealized losses has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of these non-GAAP measures from your future filings. Refer to Question
       100.04 of the Division of Corporation Finance   s Compliance &
Disclosure Interpretations
       on Non-GAAP Financial Measures and Rule 100(b) of Regulation G. Financial Condition
Loan Portfolio
Commercial and Commercial Real Estate Loans, page 50

2. We note that commercial real estate (CRE) loans represent a significant portion of your loan portfolio. We also note your discussion on page 55 that describes, generally, the LTV requirements for your commercial loans. Please tell us whether, for any of your main CRE
 September 13, 2024
Page 2

       loan categories, your guidelines permit a significantly different LTV. Also, discuss the extent to which you monitor property values during the life of the loan.
3. We note that you indicate that your real estate lending is concentrated in your main operating area in the Midwest. We also note that your investor presentations provide a geographic breakdown of the location of most of your loans. Tell us whether you considered whether investors would benefit from a geographic disaggregation of your loan portfolio.
4. We note that the largest segment in your CRE portfolio are loans on multifamily properties. Please tell us whether any material portion of the properties are subject to rent-
       control or other similar legislation that might impact the financial condition of your borrowers.
Market Risk, page 62

5. We note that on page 62 you provide an interest rate sensitivity analysis. In the discussion supporting the tabular presentation, you indicate that you make a number of assumptions to support your calculations and management of interest rate risk. We also note that interest rate expectations appear to have changed during the course of 2024, with the expectation that interest rates will decline. However, it appears your market risk disclosure does not reflect these changes in subsequent Forms 10-Q. Please revise your disclosure in future filings to discuss changes to your assumptions, as well as any changes to how you are managing your exposure to interest rate risk.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Shannon Davis at 202-551-6687 or Michael Volley at 202-551-3437 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-3419 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance